# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RMR GROUP INC., CIK 0001644378
CUSIP: 74967R106
Title of class of securities: Class A common stock, $0.001 par value per share
Address of issuer's principal executive offices: TWO NEWTON PL., 255 WASH. ST., STE. 300, NEWTON, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001799456

## Reporting persons
- FF Hybrid, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 828,839; sole dispositive power 0; shared dispositive power 828,839; aggregate amount beneficially owned 828,839 (5.2% of the class)
- Flat Footed LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 828,839; sole dispositive power 0; shared dispositive power 828,839; aggregate amount beneficially owned 828,839 (5.2% of the class)
- Marc Andersen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 828,839; sole dispositive power 0; shared dispositive power 828,839; aggregate amount beneficially owned 828,839 (5.2% of the class)

## Item 1. Issuer
Name of issuer: RMR GROUP INC.
Address of issuer's principal executive offices: TWO NEWTON PL., 255 WASH. ST., STE. 300, NEWTON, MASSACHUSETTS, 02458.

## Item 2. Person Filing
Name of person filing:
FF Hybrid, LP

Flat Footed LLC

Marc Andersen
Address of principal business office or, if none, residence:
FF Hybrid, LP
c/o Flat Footed LLC
3415 North Pines Way, Suite 205
Wilson, WY 83014

Flat Footed LLC
3415 North Pines Way, Suite 205
Wilson, WY 83014

Marc Andersen
c/o Flat Footed LLC
3415 North Pines Way, Suite 205
Wilson, WY 83014
Citizenship:
FF Hybrid, LP - DE

Flat Footed LLC - DE

Marc Andersen - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Flat Footed LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Flat Footed LLC, which serves as the investment manager to FF Hybrid, LP and various private funds (collectively, the "Funds"), which holds securities for the benefit of their investors and Mr. Marc Andersen, as Managing Member of Flat Footed LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds and by the Other Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds and Other Fund expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds or Other Fund are the beneficial owner of any of the securities reported herein.

FF Hybrid, LP - 828,839

Flat Footed LLC - 828,839

Marc Andersen - 828,839
Percent of class:
Ownership percentage is based on 16,058,177 shares of the registrant's Class A common stock, $0.001 par value, outstanding as of January 30, 2026, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on February 4, 2026.

FF Hybrid, LP - 5.2%

Flat Footed LLC - 5.2%

Marc Andersen - 5.2%
Sole power to vote or to direct the vote:
FF Hybrid, LP - 0

Flat Footed LLC - 0

Marc Andersen - 0
Shared power to vote or to direct the vote:
FF Hybrid, LP - 828,839

Flat Footed LLC - 828,839

Marc Andersen - 828,839
Sole power to dispose or to direct the disposition:
FF Hybrid, LP - 0

Flat Footed LLC - 0

Marc Andersen - 0
Shared power to dispose or to direct the disposition:
FF Hybrid, LP - 828,839

Flat Footed LLC - 828,839

Marc Andersen - 828,839

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Note Above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FF Hybrid, LP: /s/ Marc Andersen, Marc Andersen, Managing Member of Flat Footed II GP, LLC, its General Partner (04/08/2026)
- Flat Footed LLC: /s/ Marc Andersen, Managing Member (04/08/2026)
- Marc Andersen: /s/ Marc Andersen, Marc Andersen (04/08/2026)